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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jonathan Burr

Re:	Liberty Media Acquisition Corporation

Registration Statement on Form S-1

Filed November 19, 2020

File No. 333-250188

Dear Mr. Burr,

We hereby electronically file, on behalf of Liberty Media Acquisition Corporation (the “Company”), Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), originally filed on November 19, 2020 (the “Initial Registration Statement”).

Set forth below are responses to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in its letter to Renee L. Wilm, Chief Legal Officer of the Company, dated December 16, 2020 (the “SEC Letter”), regarding the Initial Registration Statement. For your convenience, each of the Company’s responses below is preceded by the Staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Amended Registration Statement unless otherwise noted, and all page references in our responses are to the pages in the Amended Registration Statement.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

December 23, 2020

Registration Statement

Cover Page

1.	Comment: We note the disclosure that following the business combination holders of shares of Series B common stock will be entitled to ten votes per share. Please revise here and where appropriate to clearly disclose the extent to which this feature is novel or uncommon as compared to offerings of other similar special purpose acquisition companies. Additionally, please revise to address any material conflicts the high vote feature may raise, including, but not limited to, any material adverse impact on your ability to find a target, additional costs you may incur, your possible status as a controlled company after the business combination, and the extent to which public shareholder interests may not be aligned with the interests of your founder and management. Please add relevant summary risk factor disclosure on page 35 or advise us why you believe the bullet points should not be tailored to this feature of your offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 3, 17, 43, 69, 93, 116 and 138 to disclose that the high vote nature of its Series B common stock differs from the typical capital structure of many other special purpose acquisition companies. In addition, in response to the Staff’s comment regarding material conflicts the high vote feature may raise, the Company has revised the disclosure on pages 3, 17, 36, 43, 52, 60, 61, 69, 93 and 116 and also directs the Staff's attention to the disclosure on page 69 (“Holders of a single series of our common stock may not have any remedies if an action by our directors has an adverse effect on only that series of our common stock.”), page 72 (“We will adopt certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws that we intend to retain following the initial business combination that may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.”) and 151 (“Description of Securities—Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws”).

Acquisition Criteria, page 90

2.	Comment: Please revise to address whether the 10 votes per share Series B common stock is a condition to an acquisition. If it is not a condition please clarify the factors you will consider in deciding whether to engage in a business combination that does not include the high vote feature.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 93 in response to the Staff’s comment. The Company respectfully advises the Staff that given its expectation to maintain its Series A, Series B and Series C capital structure following its initial business combination, it is not aware of and is unable to determine at this time the criteria on which the Company would base its decision regarding whether to engage in a business combination that would eliminate the Series B common stock or its high vote feature. The Company also directs the Staff's attention to the disclosure on pages 8, 23, 63 and 94, where the Company discusses the possibility that the Company’s sponsor and other stockholders immediately prior to the Company’s initial business combination could own a minority voting interest in the post business combination company.

Securities and Exchange Commission

Division of Corporation Finance

December 23, 2020

Description of Securities, page 135

3.	Comment: Please revise the description of your Series B common stock to state whether there are any “sunset” provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Series A common stock.

Response: The Company notes there are no “sunset” provisions that limit the lifespan of the Company’s Series B common stock and has revised the disclosure on page 93 and 138 in response to the Staff’s comment. In addition, as noted in response to Comment 1 above, in response to the Staff’s comment regarding any adverse impacts on the holders of the Series A common stock arising from the Series B common stock, the Company has revised the disclosure on pages 3, 17, 36, 43, 52, 60, 61, 69 and 116 and also directs the Staff's attention to the disclosure on page 69 (“Holders of a single series of our common stock may not have any remedies if an action by our directors has an adverse effect on only that series of our common stock.”) and page 72 (“We will adopt certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws that we intend to retain following the initial business combination that may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.”).

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (650) 470-4540.

Very truly yours,

/s/ Gregg. A. Noel
Gregg A. Noel

cc:	James Lopez, Peter McPhun and Wilson Lee – Securities and Exchange Commission

Renee L. Wilm – Liberty Media Acquisition Corporation

P. Michelle Gasaway – Skadden, Arps, Slate, Meagher & Flom LLP

Samantha H. Crispin – Baker Botts L.L.P.

Travis J. Wofford – Baker Botts L.L.P.